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VIA EDGAR

February 6, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	LabStyle Innovations Corp.
Registration Statement on Form S-l
File No. 333-186054

Dear Ms. Ravitz:

On behalf of LabStyle Innovations Corp., a Delaware corporation (the “Company”), we hereby supplementally respond to the comment letter issued to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 4, 2013. The Staff’s comment letter was issued in connection with the Staff’s review of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which was originally filed with the Commission on January 16, 2013.

For the Staff’s convenience, the Staff’s comments are listed below in bold faced type followed by the Company’s response. Upon the resolution of these comments, the Company will file an amendment to the Registration Statement to make appropriate changes thereto.

General

1.	Please provide your analysis of how you may properly register on a secondary basis the shares to be issued in the second and third traunches of the August private placement at this time. Please address specifically the significant time that will elapse between the effectiveness of the registration statement and each closing. See for guidance Securities Act Sections Compliance and Disclosure Interpretation Question 139.11.

At the outset, we note our belief that the historical position of the Staff on questions such as these (i.e., registration of securities prior to issuance, as memorialized in CD&I 139.11) stems generally from concerns that issuers and investors would seek to evade the requirements of the Securities Act and, more importantly, that investors would utilize investment vehicles that could allow them to manipulate market prices and the prices for the investment securities themselves (so called “death spirals” and other manipulative practices). We note that none of such concerns (as well as related concerns such as integration of private and public offerings) is present in the Company’s case as the Company is not currently reporting or trading. The Company is a start-up enterprise, and the investors in the August private placement structured their investment in a manner that was agreeable to them under such facts and circumstances (namely, that trances two and three of the August private placement would be invested once the underlying securities were registered and the Company had a ticker symbol). The Company believes that it is in the Company’s best interest and the interests of all of the Company’s investors to proceed with the August private placement as structured and completed so that the Company may have access to this needed capital on the terms agreed to with its investors.

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CD&I 139.11 provides that a company will be permitted to register the resale of securities prior to their issuance if:

1. The company has completed a Section 4(2)-exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the resale registration statement.

2. The investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. Further, there can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.

3. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

The first two conditions are met in this case. The Company believes that the August private placement was a validly conducted private placement under Regulation D undertaken and concluded when the Company was a completely private company. The investors are bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio (or anything else for that matter). Additionally (and as described further in response to comment 2 below), the investors are irrevocably committed to investing in the subject securities if two conditions completely out of the investors’ control are met (namely: (i) that the Registration Statement covering such securities is effective and (ii) the Company has an OTCBB ticker symbol, with the date that both such conditions are met being referred to as the “Effective Date”). If such conditions are met, the investors must fund (and are irrevocably committed to fund) tranches two and three. This clearly puts the investors at risk starting from the date the first tranche of the private placement was closed in late August 2012.

In terms of the requirement of a “short time” frame, we note that the Staff has not provided firm guidance on what a “short time” would be, perhaps so that different fact patterns can be accommodated when (as is the case here) a financing was structured in good faith to be compliant with the securities laws and is fully disclosed to the investing public and where the potential for abuse is low or non-existent. We note too that the reasoning for the “short time” frame (as in the case of the fact pattern set forth in CD&I 139.11) most likely stems from fact patterns where the issuer is already publicly trading, so a very short time frame is needed in order to prevent the types of abuses noted above. No such concerns are present in the Company’s case as the Company is not trading. Moreover, under the terms of the August private placement, the investors could elect to invest sooner, and allowing the registration of the to-be-issued securities in this case would provide the Company with the ability to access needed capital that investors want to invest on the agreed upon terms (or perhaps even sooner).

We further note that to simply remove the tranche two and tranche three securities from the Registration Statement would, under the negotiated terms of the August private placement, deny the Company access to such funds because the conditions to funding (again, outside of the control of the investors) will not (and can not) be achieved. As such, the Company submits that removing these securities from the Registration Statement and filing a subsequent resale registration statement for the tranche two and three securities would not be a viable option for the Company as no investment would occur due to the terms of the August private placement.

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Additionally, even if (within the parameters of the securities laws) the terms of the investment could be terminated and redone following effectiveness of the Registration Statement, the Company would simply be required to file a second, nearly identical registration statement (one that has already been reviewed by the Staff) to cover the resale of the subject securities. We respectfully submit that this would be a highly inefficient use of the Company’s relatively limited resources as well as the Staff’s time and importantly would do little or nothing to uphold the interests of the Company’s investors, the Company’s other stockholders or the investing public generally. Moreover, this would only serve to frustrate the Company’s agreed upon terms with its investors, which terms were lawfully entered into.

As such, we submit that the August private placement was structured to comply with the letter and spirit of CD&I 139.11. We further submit that CD&I 139.11 and similar Staff pronouncements on these types of issues should be interpreted flexibly, particularly as in this case when the only question at hand is the time frame condition and there are is no potential for abuse arising out of the structure of the investment. We believe that all of the conditions of CD&I 139.11 are met in this case, and under these facts and circumstances, 90 and 180 days should be viewed as a permissible time frame for registration of the to-be-issued securities. If the Staff were to concur with this analysis, we believe that it would be upholding the Commission’s mission of allowing issuers to access investor capital on agreed upon terms and in manner which is transparent and not subject to abuse. We urge the Staff to consider the Company’s facts and circumstances accordingly and permit registration in this case.

2.	We note your conclusion that investors are irrevocably bound to make purchases in the second and third traunches of the August private placement. Please tell us how you considered (1) that such purchases are contingent upon your listing on the OTCBB and (2) that investors’ obligations appear to be assured by an unsecured promissory note, in concluding that investors were irrevocably bound.

As noted in response to comment 1 above, the Company believes that the investors in the August private placement are irrevocably bound to make the subject purchases. With respect to the OTCBB listing, as noted above, the two conditions to funding (namely, that trances two and three of the August private placement would be invested once the underlying securities were registered and the Company had a ticker symbol on the OTCBB) are completely outside of the control of the investors and, therefore, the investors are at market risk from the time of the initial tranche investment in August 2012 and are in no position to elect not to invest in tranche two and three if such conditions are met by the Company. The investors may not on their own revoke their investment commitments. As such, in considering the OTCBB listing contingency, the Company concluded that the investors were irrevocably committed to invest due to the fact that such condition was outside the control of the investors.

The Staff is advised that in documenting the private placement, the investors agreed to memorialize their funding commitment by taking the somewhat unusual step of providing the Company with a promissory note. This was specifically negotiated by the Company to ensure that the investors would not be able to revoke their commitment and so the Company would have full recourse against the investors personally in the event of an investor breach. As such, if the conditions (again, outside of the control of the investors) to investment are met, the investors will legally be indebted to the Company for their investment amounts. The Staff is correct that this feature provides the Company with additional assurances that the investment will be made. The use of the promissory note was a documentation mechanism to memorialize the irrevocable commitment of the investors to invest and make it easier for the Company to enforce such commitment.

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Our Company, page 1

3.	We note your response to our prior comment number 7. Please identify your regulatory consultants and provide an expert consent or advise. In addition, please provide additional information about the basis for the conclusion that the study would be sufficient to obtain regulatory approvals. Finally, discuss the basis for your conclusion that you would obtain EU approval in 2013, and provide more information about the expected timing for FDA approval.

In response to the Staff’s comment, and further to discussions with the Staff, the Company proposes to revise its disclosure on page 1, 3, and 41 of the Registration Statement to: (i) remove references to the Company’s regulatory consultants and (ii) disclose that the basis for management’s conclusions is the “knowledge and experience” of the Company’s management. As such:

1. The fourth paragraph under the caption “The Company” in the Prospectus Summary (page 1 of the prospectus) will be revised to add the following sentence: “Based on our discussions with regulatory authorities in Europe and the knowledge and experience of our management on regulatory matters in the U.S., we believe that applicable regulatory approvals will be obtained in advance of our anticipated commercial launches for Dario.”

2. The second sentence of the third paragraph under the caption “Our Initial Product -- DarioTM” in the Prospectus Summary will be revised to read as follows: “We have created Dario prototypes based on this design and, in October 2012, used these to successfully conclude a 61 patient clinical usability trial which we believe, based on the knowledge and experience of our management, is required for approvals for Dario in Europe and the United States. We have used these trial results in our regulatory submissions in the EU and expect to use these results in connection with our regulatory filings in the U.S.”

Corresponding changes to the disclosure would be made in the Business section.

Executive Compensation, page 63

4.	We note your response to our prior comment 12. However, please provide the disclosure required by Item 402(p) and (r) of Regulation S-K.

We will revise the Registration Statement to provide the noted disclosure.

Selling Stockholders, page 78

5.	We note your response to our prior comment number 13. Since it is unlikely that specific performance would be an available remedy for breach of the Consulting Agreement by the selling shareholder, please tell us why you believe that the purchaser is irrevocably bound to purchase the subject securities. Alternatively, please revise to remove the securities that have not yet been earned under the Consulting Agreement.

We will revise the Registration Statement to remove from the Registration Statement the securities that have not yet been earned under the Consulting Agreement.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions concerning the foregoing responses, please contact me at (212) 370-1300.

Sincerely, /s/ Lawrence A. Rosenbloom Lawrence A. Rosenbloom

cc:	LabStyle Innovations Corp.

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